

September 16, 2010

Mr. Mark D. Roberson
Chief Executive Officer
Pokertek, Inc.
1150 Crews Road, Suite F
Matthews, NC 28105

      Re: **Pokertek, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Form 10-K/A for the Fiscal Year Ended December 31, 2009
               Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
               File No. 000-51572

Dear Mr. Roberson:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 26
Management's Reports on Internal Control over Financial Reporting, page 26

1.   We note that in connection with your transition to a new ERP system, you disclosed that you "can provide no assurance that all significant deficiencies will be resolved by the new systems and controls" and "these significant deficiencies have been reported to our Audit Committee by our management and to our independent registered public accounting firm." Given this disclosure and your conclusion that the company's internal controls over financial reporting were effective at December 31, 2009, please confirm to us that management does not consider such deficiencies to be indicative of a material weakness in internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding this comment.

                         Sincerely,

                         John Cash
                         Accounting Branch Chief